

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2024

Jack Stover
Chief Executive Officer
NorthView Acquisition Corporation
207 West 25th St, 9th Floor
New York, NY 10001

   Re: NorthView Acquisition Corporation
     Amendment No. 7 to Registration Statement on Form S-4
     Filed March 5, 2024
     File No. 333-269417

Dear Jack Stover:

   We have reviewed your amended registration statement and have the following comment(s).

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 30, 2024 letter.

Amendment No. 7 to Registration Statement on Form S-4 Filed March 5, 2024

Risk Factors
The issuance of NorthView or New Profusa Common Stock to Vellar . . ., page 80

1. We note your disclosure that "it is anticipated that immediately following completion of the Business Combination, if there are no additional redemptions by NorthView's public stockholders, Vellar and the other investor will together own approximately 17.4% of the outstanding New Profusa Common Stock or, if there are redemptions by NorthView's public stockholders up to the maximum level presented for the Business Combination in the accompanying proxy statement/prospectus, Vellar and the other investor will own approximately 18.0% of the outstanding New Profusa Common Stock." Please revise your table on page xiii to more clearly reflect the impact of the issuance of New Profusa Common stock to Vellar and the other investor pursuant to the CSED, consistent with the disclosure in this risk factor.

Background to Discussions with Financing Sources, page 119

2.   We note your revised disclosure in response to prior comment 3. Please revise your disclosure to address the following comments:

- You disclose on page 119 that NorthView management entered into an NDA in August 2022 with representatives of Cohen & Company's affiliate, Vellar, to discuss the private placement in connection with the SPAC business combination, and concluded in April 2023 that Vellar was "not able to commit to an investment at that time." Please describe in greater detail the negotiation and marketing process for the private placement with Vellar, including who identified and selected the potential PIPE investors, and what relationship Cohen and/or Vellar have to the SPAC, the Sponsor, Profusa and its affiliates. We refer to your disclosure on page 121 that NorthView received further notice from Vellar in early February 2024 through its relationship with HCW;

- We note your disclosure on page 121 that Vellar notified Profusa and NorthView in early February 2024 of its continued interest in a private placement investment. This statement appears to be inconsistent with your disclosure that Vellar held a meeting with NorthView and Profusa's management on January 29, 2024 and again on February 5, 2024 with "another investor." Please revise your disclosures to address this inconsistency;

- We note your disclosure on page 121 that various drafts of the term sheet were exchanged with Vellar between February 7 and February 14, 2024. Please revise to provide additional detail regarding the changes to the material terms for each such draft exchanged between the parties;

- We refer to your disclosure on pages xviii and 6 that Vellar is expected to syndicate the Stock Subscription and CSED transactions to partner with another investor, but no such party has been determined yet. Please clarify whether the financing is conditioned upon Vellar syndicating the transactions. You also reference on page 121 that Vellar intends to partner with "Atalaya" and requested your approval of such partnership, which you provided. Please clarify whether Atalaya has agreed to partner with Vellar as the additional private investor and revise your disclosure accordingly. If applicable, please disclose what relationship Atalaya has to Vellar, NorthView, the Sponsor, Profusa and its affiliates;

- We refer to your disclosure on page 122 that HCW contacted Arena on February 16, 2024 to terminate further negotiation regarding potential financings through Arena, including the $150 million ELOC. We also note that the binding term sheet with Vellar provides that the financing does not include any ELOCs. However, you disclose on page 121 that due to the private placement investment of $5 million and ELOC, Vellar had decided to partner with another investor. Please reconcile your disclosure as appropriate;

- You disclose that Vellar asked that Management consider making a tender offer to outstanding Rights shareholders, and that Management was supportive of the concept subject to reasonable cost/benefit analysis and the Company and would consider an offering prior to close of the business combination. Please disclose whether this tender offer is a condition to the financing, and tell us whether the company intends to conduct this tender offer; and

- You disclose on page 162 that you are continuing to seek additional private placement funds of $3 million from other private investors. Please clarify the current status of discussions and negotiations regarding the contemplated Vellar transactions and the additional private placement. To the extent that negotiations and marketing processes for such financings are ongoing, please disclose material details of those processes, including who has selected or will select the potential investors; when selected, the relationships the private investors have to NorthView, the Sponsor, Profusa and their affiliates, and the placement agent, if any; and how the terms of the transactions were determined, as applicable.

3. We note your disclosure that the consummation of the Stock Subscription will be conditioned upon, among other things, "the shares of New Profusa Common Stock that will be received by Vellar upon the Closing pursuant to the Stock Subscription shall have been registered under this proxy statement/prospectus and shall be freely tradable by Vellar without restriction." Please provide your legal analysis as to why it is appropriate to register the primary issuance of such shares. In this regard, it appears that you commenced the offering of securities to Vellar privately and are attempting to complete the offering through a public offering. Please note that a transaction that commenced privately cannot be converted to a registered offering. For guidance, refer to Questions 134.02, 134.03, and 139.09 of our Securities Act Sections Compliance and Disclosure Interpretations.

Revenue Assumptions, page 133

4. We note your revised disclosure on page 133 in response to prior comment 2, which we reissue in part. Please revise to describe the specific assumptions related to "market coverage through distribution and commercial partners, and practicality of that coverage through our contemplated commercial network."

Unaudited Pro Forma Condensed Combined Financial Information, page 161

5. We note your response to comment 6. Once the terms of the JV and license agreement are finalized, please update your response accordingly.

6.   In regards to the Vellar Transactions, please address the following:

- Vellar is expected to syndicate the transactions to partner with another investor, however no such party has been determined yet. Expand your disclosures to address what will happen if Vellar is not able to identify an additional investor;

- With reference to the authoritative literature you relied on, expand your disclosures to address how you will account for the cash-settled equity derivative transactions; and

- Expand your disclosures to clarify how the settlement amount will be determined for the Recycled Shares, including the 2.5 million shares to be received at the closing date.

Accounting for the Business Combination, page 166

7.   We note that the Milestone Earnout Rights, Sponsor Inducement Recoupment Earnout Rights and Profusa Inducement Recoupment Earnout Rights are considered to be indexed to the New Profusa's own stock because, in part, they are contingently exercisable exclusively on the basis of the New Profusa's own share price and/or by reference to the Company's own operations (i.e. revenue targets). With reference to Milestone III, which relates to the closing of the APAC Joint Venture, please re-assess how you determined they were indexed to the New Profusa's own stock as well as the resulting accounting.

Results of Operations, page 250

8.   We note your disclosure on page 250 that Profusa was awarded a subcontract with ACESO's collaborator, the Komfo Anokye Teaching Hospital ("KATH") in Ghana. Please revise to disclose the material terms of the subcontract, and file the Statement of Work as an exhibit to your registration statement or explain why you do not believe that you are required to do so.

Liquidity and Capital Resources, page 252

9.   We note your response to prior comment 7, which we reissue. Please expand your disclosure relating to your NIH and DARPA government grants, where applicable, to discuss the material terms of the grants, including the amount and when Profusa received each grant. Please expand your risk factor disclosure regarding the rights the government has with respect to Profusa's technology and patents and the portion of its business that would be affected by the potential exercise of march-in rights.

10.   We note your revised disclosure in response to prior comment 9. Please revise your disclosure, where applicable, to address the following:

- We note your disclosure on page 253 that you expect to sign and execute a License Agreement and Shareholders Agreement with Best Life Technology Ltd., an entity wholly owned and controlled by Tasly in connection with and on or around the same date as the closing of the proposed business combination, and that the APAC Joint Venture will not begin any activities until the closing date of such agreement. We also note that the Carbis Bay and BC hSensor Limited are also investors in the APAC Joint Venture binding term sheet. Please expand your disclosure relating to the License Agreement and Shareholders Agreement, including whether these agreements include terms that are materially different than the terms of the binding term sheet and whether the two other investors are party to such agreements, and file the agreements as exhibits to the registration statement or explain why you do not believe you are required to do so; and

- You disclose on page 260 that "it is necessary for the APAC Joint Venture to close in order to complete the Business Combination, as the APAC Joint Venture is a condition of the financing transaction." Please include risk factor disclosure to highlight the consequences to investors if you are not able to close the APAC Joint Venture.

Certain Relationships and Related Person Transactions, page 258

11.   We note your revised disclosure in response to prior comment 10, which we reissue in part. Please file the loan agreement as an exhibit to the prospectus or provide your analysis as to why it would not be required under Item 601(b)(10) of Regulation S-K.

General

12.   We note your revised disclosure in response to prior comment 14. However, we refer to your disclosure in your extension proxy filed on February 28, 2024 that you initiated the process of liquidating the U.S. government treasury obligations held in the Trust Account into cash in an interest bearing demand deposit account on January 2, 2024. You also disclose on page 71 relating to the conversion of assets in the Trust Account into cash. Please revise your disclosure here and elsewhere in the prospectus to clarify, if true, that the assets in the Trust Account have already been moved into cash in a deposit account at a bank and disclose the date you initiated the process of liquidating the assets held in the Trust Account. We refer to your disclosure on pages 1 and F-7.

       Please contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Ralph V. De Martino, Esq.